EXHIBIT VI

Annual News Conference 2012 ● Press Release

The bank of the European Union

16 February 2012

Record EIB support for SMEs in 2011

European Investment Bank funding for small and medium-sized enterprises (SMEs) reached a record level in 2011 as the group remained firmly focused on its mandate to support the real economy.

During 2011, the EIB Group provided EUR 13 billion of finance for SMEs. Overall more than 120 000 SMEs received EIB Group support across Europe last year. SMEs account for more than two thirds of private sector employment in Europe and grow more quickly than larger firms, making them an important source of new jobs. However, their size also makes them more vulnerable in times of crisis as they have more difficulty accessing finance in adverse economic circumstances.

The funding provided in 2011 reflects the exceptional level of SME loan contracts the EIB concluded with partner banks in 2009/10 and the efforts made by the EIB and the European Investment Fund to reach micro enterprises, another important mechanism for getting people out of unemployment.

EIB President Werner Hoyer said: “The EIB will continue to support both growth and job creation in Europe and beyond. Many countries are facing huge challenges and as the EU bank we are here to support them with financing of sound projects, combining EIB loans with EU grants and providing technical advice for preparation of projects. In short, the EIB is maintaining its support for the real economy with lending, blending of resources and advising.”

During 2011, the EIB signed EUR 61 billion of new loans in almost 70 countries. EUR 54 billion was provided for projects within the European Union and EUR 7 billion outside. The EIB managed to extend its highest-ever financial contribution to the real economy by disbursing EUR 60 billion.

Support for projects that reduce carbon emissions rose to 30% of total lending, providing EUR 18 billion for climate action. This included EUR 5.5 billion for renewable energy investment, EUR 1.3 billion for energy efficiency and EUR 8 billion for sustainable transport.

Lending outside the EU exceeded EUR 7 billion, with half dedicated to pre-accession countries. The EIB plays an important role in the Deauville Partnership launched in May by the G-8 to support democratic and economic transition following the Arab spring. Loans worth almost EUR 1 billion were signed in 2011 for private sector development and the acceleration of infrastructure projects in the region. Signatures in the EU’s Eastern neighbours reached a record EUR 800 million.

Under the Bank’s strategy to maintain its financial strength through a gradual return to pre-2008 lending levels, lending for new operations in 2012 is planned to decrease to EUR 50 billion.

In line with the informal European Council conclusions of 30 January, the EIB Group’s main priority for 2012 will remain supporting sustainable EU growth and jobs. The focus of EIB financing outside the EU will be on pre-accession countries and the EU’s Eastern and Southern neighbours.

Following the request of EU leaders, the EIB Group will, together with the European Commission, explore options to leverage EU budget funds.  It stands ready to update lending targets to take account of additional EU budget funding.

Additional information disclosed during the EIB press conference on 16 February 2012

The Bank remains strongly capitalised with a subscribed capital of EUR 232.4 billion (since 1 April 2009). EIB’s capital adequacy ratio stood at a high level of 24.9% at end 2011. Own funds amounted to EUR 42.5 billion.

The quality of the Bank’s loan book assets continues to be very high, with impaired loans representing less than 0.1% of the total loan portfolio at end 2011.

Net profit increased to EUR 2.3 billion, from EUR 2.1 billion in the previous year.

Note: End 2011 figures provided above are unaudited and therefore provisional.